Exhibit 99.7

Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, unless otherwise stated)

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Independent auditors’ Report

To the Shareholders of Equinox Gold Corp.

Opinion

We have audited the consolidated financial statements of Equinox Gold Corp. (“the Company”), which comprise:

•	the consolidated statements of financial position as at December 31, 2018 and December 31, 2017;
•	the consolidated statements of loss and comprehensive loss for the years then ended;
•	the consolidated statements of cash flows for the years then ended;
•	the consolidated statements of changes in equity for the years then ended; and
•	notes to the consolidated statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018 and December 31, 2017, and its consolidated financial performance and consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

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Equinox Gold Corp.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indication that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company‘s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

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Equinox Gold Corp.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represents the underlying transactions and events in a manner that achieves fair presentation.
•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Chartered Professional Accountants

The engagement partner on the audit resulting in this auditors’ report is D. Philippa Wilshaw, CPA, CA.

Vancouver, Canada

March 12, 2019

3

Consolidated Statements of Financial Position

As at December 31, 2018 and 2017

(Expressed in thousands of United States dollars)

	Note	2018	2017

Assets

Current assets
Cash and cash equivalents		$60,822	$62,958
Accounts receivable, prepaid expenses and deposits	8	23,412	11,826
Inventory	9	49,671	3,158
Marketable securities		1,782	3,327
Restricted cash - current	10	633	-
		136,320	81,269

Non-current inventory	9	50,114	-
Restricted cash	10	14,963	5,000
Exploration and evaluation assets	11	171,709	181,632
Mineral properties, plant and equipment	12	366,162	163,672
Goodwill		-	22,581
Deferred tax assets	24	5,319	-
Other assets	13	9,092	32,169
Total assets		$753,679	$486,323

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	14	$51,578	$15,685
Current portion of loans and borrowings	15	54,704	14,817
		106,282	30,502

Loans and borrowings	15	159,855	28,644
Derivative liabilities	16	18,861	37,784
Reclamation obligations	17	23,546	5,422
Other long-term liabilities	18	10,596	10,609
Deferred tax liabilities	24	9,552	7,685

Total liabilities		328,692	120,646

Shareholders’ equity
Share capital	19	491,100	383,297
Reserves		15,402	12,742
Deficit		(96,034)	(38,493)

Equity attributable to Equinox Gold shareholders		410,468	357,546

Non-controlling interests	25	14,519	8,131

Total equity		424,987	365,677
		$753,679	$486,323

Commitments and contingencies (notes 11, 12 and 32)
Subsequent events (notes 15 and 19)

The accompanying notes form an integral part of these consolidated financial statements.
Approved on behalf of the Board:

“Ross Beaty”	“Lenard Boggio”
Director	Director

4

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except share and per share amounts)

	Note	2018	2017

Revenue		$30,159	$-
Operating expenses	20	17,635	-
Depreciation and depletion		4,490	-
Earnings from mine operations		8,034	-

Exploration	21	12,232	8,276
General and administration	22	16,461	10,320
Asset impairments	11(c), 12, 13(b)	13,283	-
Mine care and maintenance		-	8,754
Loss from operations		(33,942)	(27,350)

Finance expense		(6,698)	(6,024)
Finance income		4,436	770
Other income (expense)	23	14,822	20,023
Net loss before taxes		(21,382)	(12,581)
Current tax expense	24	(468)	-
Deferred tax expense	24	(1,867)	(308)
Net loss from continuing operations		(23,717)	(12,889)
Loss from discontinued operations	7	(27,491)	(5,154)
Net loss and comprehensive loss		$(51,208)	$(18,043)

Net loss from continuing operations attributable to
Equinox Gold shareholders		$(23,053)	$(12,889)
Non-controlling interests	25	(664)	-
		$(23,717)	$(12,889)

Net loss and comprehensive loss attributable to
Equinox Gold shareholders		(49,846)	(17,342)
Non-controlling interests	25	(1,362)	(701)
		$(51,208)	$(18,043)

Net loss per share from continuing operations
Basic		$(0.05)	$(0.08)
Diluted		(0.05)	(0.08)

Net loss per share
Basic		$(0.11)	$(0.11)
Diluted		(0.11)	(0.11)

Weighted average shares outstanding, basic and diluted		461,705,640	156,263,227

The accompanying notes form an integral part of these consolidated financial statements.

5

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars)

	Note	2018	2017

Cash provided by (used in):

Operations
Net loss for the year		$(51,208)	$(18,043)
Adjustments for:
Income taxes		2,335	308
Non-cash amortization and share-based compensation		10,636	2,481
Change in fair value of derivative liabilities	23	(19,002)	(18,685)
Gain on acquisition of Mesquite	5(a)	(15,236)	-
Unrealized foreign exchange gain		6,389	(1,228)
Finance expense		6,865	6,648
Finance fees paid		(6,410)	(838)
Loss on sale of discontinued operation	7	24,680	-
Impairment of assets	11(c), 12, 13(b)	13,283	-
Impairment of value-added taxes receivable		3,772	-
Other		6,458	(99)
Changes in non-cash working capital:
Accounts receivable, prepaid expenses and deposits		3,158	(3,515)
Inventory		(5,546)	(1,166)
Accounts payable and accrued liabilities		(3,181)	6,352

		(23,007)	(27,785)
Investing
Expenditures on Aurizona construction		(97,833)	-
Other capital expenditures		(5,137)	(21,475)
Acquisition of Mesquite	5(a)	(158,000)	-
Proceeds collected from Serabi Gold plc receivable	8(b)	4,741	-
Cash acquired in acquisitions	5	13,665	19,244
Other		1,892	1,701

		(240,672)	(530)
Financing
Proceeds from equity financings, net of issuance costs	19	87,042	61,440
Draw down of debt facilities	15	192,000	15,000
Repayment of long-term debt		(817)	(20,827)
Restricted cash	10	(10,596)	(5,000)
Other		691	-

		268,320	50,613

Effect of foreign exchange on cash and cash equivalents		(6,777)	29

(Decrease) increase in cash and cash equivalents		(2,136)	22,327

Cash and cash equivalents, beginning of year		62,958	40,631
Cash and cash equivalents, end of year		$60,822	$62,958

Supplemental cash flow information (note 27)

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(Expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Foreign currency translation	Other reserves	Deficit	Non- controlling interests	Total
Balance December 31, 2016 (as reported)	67,482,953	$81,560	$(752)	$6,986	$(21,557)	$1,156	$67,393
Adjustment on initial application of IFRS 9 (note 2(e))	-	-	-	(492)	492	-	-
December 31, 2016	67,482,953	$81,560	$(752)	$6,494	$(21,065)	$1,156	$67,393
Shares issued for acquisition of Aurizona (note 5(b))	48,446,123	56,364	-	1,569	-	-	57,933
Shares issued for acquisition of Castle Mountain (note 5(c))	226,777,313	174,638	-	3,776	-	7,788	186,202
Shares issued in financings (note 19(b))	41,709,586	48,526	-	-	-	-	48,526
Shares issued to settle debt (note 5(b))	19,459,538	22,639	-	-	-	-	22,639
Shares issued on exercise of warrants, stock options and RSUs	873,531	1,051	-	(267)	-	-	784
Share issue costs	-	(1,481)	-	-	-	-	(1,481)
Share-based compensation	-	-	-	1,922	-	-	1,922
Interest in Koricancha Mill Joint Venture	-	-	-	-	(86)	(112)	(198)
Net loss and comprehensive loss	-	-	-	-	(17,342)	(701)	(18,043)
Balance December 31, 2017	404,749,044	$383,297	$(752)	$13,494	$(38,493)	$8,131	$365,677
Adjustment on initial application of IFRS 15 (note 2(e))	-	-	-	-	(300)	-	(300)
December 31, 2017	404,749,044	$383,297	$(752)	$13,494	$(38,793)	$8,131	$365,377
Shares issued to settle debenture (note 15(e))	18,518,518	15,504	-	-	-	-	15,504
Shares issued on exercise of shareholder anti-dilution right (note 19(b))	21,000,000	15,239	-	-	-	-	15,239
Shares issued in equity financings (note 19(b))	102,631,603	74,270	-	-	-	-	74,270
Shares issued in debt financings (note 15(c))	1,750,000	1,320	-	-	-	-	1,320
Shares issued on exercise of warrants, stock options and RSUs	3,478,134	3,937	-	(2,989)	-	-	948
Share issue costs	-	(2,467)	-	-	-	-	(2,467)
Share-based compensation	-	-	-	5,649	-	-	5,649
Transfer of assets per Plan of Arrangement (note 6)	-	-	-	-	(7,395)	7,395	-
Disposal of interest in Koricancha Mill Joint Venture (note 7)	-	-	-	-	-	355	355
Net loss and comprehensive loss	-	-	-	-	(49,846)	(1,362)	(51,208)
Balance December 31, 2018	552,127,299	$491,100	$(752)	$16,154	$(96,034)	$14,519	$424,987

The accompanying notes form an integral part of these consolidated financial statements.

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Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

1. Nature of operations

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbol “EQXFF” and “EQXWF”, respectively.

Equinox Gold is a gold mining company engaged in the development and operation of mineral properties. Its principal assets are the Mesquite Mine (“Mesquite”) in the United States which is in production, the Aurizona Mine (“Aurizona”) in Brazil that is in the late stages of construction and the Castle Mountain Mine (“Castle Mountain”) in the United States, which is a development-stage project the Company expects to advance to production in 2020.

On August 3, 2018, the Company finalized the distribution of 60% of the shares of Solaris Copper Inc., a subsidiary of the Company formed to hold its copper assets, to its shareholders (note 6) and on August 21, 2018 completed the sale of its 83% interest in the Koricancha Mill Joint Venture (“Koricancha”) in Peru (note 7). On October 30, 2018, the Company completed its acquisition of Mesquite from New Gold Inc (“New Gold”) (note 5). The results of operations of Mesquite are included in these financial statements from October 30, 2018 to December 31, 2018.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At December 31, 2018, the Company had cash and cash equivalents of $60.8 million and $10 million of undrawn debt facilities. Subsequent to year end, the Company secured additional debt financing (note 15(a)) that, when combined with existing resources, the Company believes is sufficient to fund construction of new and expanded infrastructure at Aurizona, other required activities to achieve a planned mine restart at Aurizona in 2019, as well as the Company’s business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

2. Basis of preparation
(a) Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) issued and outstanding as of December 31, 2018. These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 12, 2019.
(b) Basis of presentation
These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

8

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

2. Basis of preparation (CONTINUED)

(c) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control is defined as Equinox Gold having power over the entity, rights to variable returns from its involvement with the entity, and the ability to use its power to affect the amount of returns. All intercompany transactions and balances are eliminated on consolidation. For partially owned subsidiaries, the interest attributable to non-controlling parties is reflected in non-controlling interests.

At December 31, 2018, the Company’s material subsidiaries include the following:

Company	Location	Ownership Interest
Castle Mountain Venture	USA	100%
Mineração Aurizona S.A. (“MASA”)	Brazil	100%
Western Mesquite Mines, Inc.	USA	100%

(d) Functional currency and presentation currency

Except as otherwise noted, these financial statements are presented in United States dollars (“US dollars”), the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position. Non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair value, in which case it will be translated at the exchange rate in effect at the date when the fair value was determined. Resulting foreign exchange gains and losses are recognized in income or loss. Foreign currency gains and losses are reported on a net basis.

(e) Changes in accounting standards
The Company has adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. The adoption of these new IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.
IFRS 9 - Financial Instruments

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a full retrospective approach in restating our prior period financial information.

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: (i) those measured at fair value through profit and loss; (ii) those measured at fair value through other comprehensive income; and (iii) those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

9

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

2. Basis of preparation (CONTINUED)

For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than net income or loss, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial assets are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial assets.

Classification and measurement changes
The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and has summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:
Financial asset	New classification under IFRS 9	Previous classification under IAS 39
Cash and cash equivalents Accounts receivable and deposits Reclamation bonds Other receivables	Amortized cost	Loans and receivables - amortized cost
Marketable securities	Fair value through profit or loss	Available for sale
Financial liability	New classification under IFRS 9	Previous classification under IAS 39
Accounts payable and accrued liabilities Loans and borrowings Production-linked liability Other long-term liabilities	Financial liabilities - amortized cost	Other financial liabilities - amortized cost
Derivative liabilities	Fair value through profit or loss	Fair value through profit or loss
There has been no change in the carrying value of the Company’s financial instruments resulting from the changes to the measurement categories in the table noted above.
Marketable securities
The Company did not make the irrevocable classification choice to record fair value changes on its portfolio of marketable securities through other comprehensive income, which differs from its accounting policy prior to adoption. The Company reclassified $0.1 million related to unrealized losses on the change in fair value of marketable securities from accumulated other comprehensive income to deficit as at December 31, 2017 (December 31, 2016 - $0.5 million gain). For the year ended December 31, 2017, the Company reclassified $0.5 million from comprehensive income to net income (loss). Subsequent changes in the fair value of marketable securities are recorded in net income (loss).

10

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

2. Basis of preparation (CONTINUED)
Expected credit losses

Credit risk arises from cash, cash equivalents and certain receivables. While the Company is exposed to credit losses due to the non-performance of its counterparties, other than amounts receivable from Serabi Gold plc and Inca One Gold Corp., there are no significant concentrations of credit risk and the Company does not consider this to be a material risk.

The Company’s primary counterparties related to its cash and cash equivalents carry investment-grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties.

The Company has reviewed expected credit losses on its receivables on transition to IFRS 9. Based on the analysis, the Company determined no adjustment was required as a result of implementation of the expected credit loss model. The Company applied the simplified method for the assessment of impairment of trade receivables which permits the use of the life-time credit loss model.

IFRS 15 - Revenue from Contracts with Customers

The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a cumulative effect approach in restating the opening deficit balance as at January 1, 2018. Comparative periods have not been restated.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied.

Under IFRS 15, the Company recognizes revenue when the following conditions have both been met: the Company has the present right to payment for the transferred asset, and the customer has obtained control of the asset. Determining the timing of the transfer of control - at a point in time or over time - requires judgement.

Based on the Company’s analysis, the timing of when the performance obligation is satisfied and amount of revenue from product sales did not change significantly under IFRS 15. However, IFRS 15 also requires that, for contracts that include a significant financing component, revenue should be recognized at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when they transfer to the customer, i.e. the cash selling price.

At January 1, 2018, the Company’s only revenue generating unit was its discontinued operation, which was party to a metal sales arrangement that was terminated as part of the disposal of the discontinued operation (note 7).

The Company determined the metal sales arrangement entered into by the discontinued operation to fund its original construction included a significant financing component. The Company analyzed the impact of adoption on revenues, finance costs and deferred revenue and recorded a cumulative adjustment to opening deficit and deferred revenue of $0.3 million. The adoption of IFRS 15 did not have a significant impact on the Company’s other revenue streams at December 31, 2018.

11

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

2. Basis of preparation (CONTINUED)
(f) Accounting standards and amendments issued but not yet adopted
The following standards and interpretations have been issued but are not yet effective as of December 31, 2018.
IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting.

The Company developed an implementation plan to determine the impact on the consolidated financial statements. As part of that plan, the Company compiled a catalog of its existing operating lease and service contracts and identified those that fall within scope of IFRS 16. The Company is in the process of quantifying the impact of the leases that are in the scope of IFRS 16 and will provide the quantitative impact of adopting IFRS 16 in Q1 2019.

The Company will be adopting IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16.

IFRIC 23 - Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23 (“Interpretation 23”) - Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. Interpretation 23 is applicable for annual periods beginning on or after January 1, 2019. The Company intends to adopt Interpretation 23 in its financial statements for the annual period beginning on January 1, 2019 and does not expect it to have a material impact on the financial statements.

3. Significant accounting policies
(a) Business combinations

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs but can be integrated with the inputs and processes of the Company to create outputs.

When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred, and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

12

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

3. Significant accounting policies (CONTINUED)

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs are expensed as incurred.

Non-controlling interests (“NCI”) are the equity in a subsidiary not attributable, directly or indirectly, to a parent. NCI are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Goodwill is recognized as the sum of the total consideration (acquisition date fair value) transferred by the Company, including contingent consideration and the NCI in the acquiree, less the fair value of net assets acquired.

(b) Revenue recognition
Revenue is generated from the sale of gold doré with each shipment considered a separate performance obligation. The Company recognizes revenue at the point when the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the customer controls the risks and rewards of ownership and the Company has the present right to payment for the delivery of gold doré. Revenue from saleable gold produced prior to commercial production is deducted from capitalized mine development costs.
(c) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand with banks and highly liquid investments with a maturity date at purchase of less than 90 days.
(d) Restricted cash
Restricted cash consists of deposits held as security for income tax assessments and minimum cash balances as required by certain credit agreements.
(e) Inventory

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production and selling costs to convert the inventories into saleable form.

The recovery of gold from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in ore. The resulting solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests and purchase price allocations. Costs are removed from ore on leach pads as ounces of gold are recovered based on the average cost per recoverable ounce on the leach pad.

13

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

3. Significant accounting policies (CONTINUED)

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold from the leach pad is not known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold or other metal contained in ore on leach pads is to be recovered over a period exceeding 12 months, that portion is classified as non-current.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Consumable stores inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement costs being the typical measure of net realizable value.

Write-downs of inventory are reported in current period operating costs. The Company may reverse a write-down in the event there is a subsequent increase in the net realizable value of the inventory.

(f) Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering exploration data through geophysical studies.

The Company capitalizes significant direct costs of acquiring resource property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Exploration, evaluation and property maintenance costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are expensed as incurred up to the date of establishing that property costs are economically recoverable, that the project is technically feasible and upon receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent upon the Company obtaining necessary permits and licenses to develop the mineral property. If no economically viable ore body is discovered, previously capitalized acquisition costs are expensed in the period that the property is determined to be uneconomical or abandoned. Value-added taxes are included in exploration and evaluation costs when the recoverability of these amounts is uncertain.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and non-compliance with regulatory requirements or title may be affected by undetected defects.

14

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

3. Significant accounting policies (CONTINUED)
(g) Mineral properties, plant and equipment
(i) Mineral properties and mine development costs

Development expenditures are those incurred subsequent to the establishment of economic recoverability and after receipt of project approval from the Board of Directors. Development costs are capitalized and included in the carrying amount of the related property.

Mineral property and mine development costs capitalized are amortized using the units-of-production method over the estimated life of the proven and probable reserves.

(ii) Deferred stripping costs

Stripping activity that improves access to ore is accounted for as an addition to or enhancement of an existing asset. Stripping activity assets are recognized when the following three criteria are met:

•      It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

•      The Company can identify the component of the ore body for which access has been improved; and

•      The costs relating to the stripping activity associated with that component can be measured reliably.

During the development of a mine, stripping costs are capitalized and included in the carrying amount of the assets that they relate to within mineral properties, plant and equipment. These assets are amortized on a units-of-production basis over the remaining proven and probable reserves of the respective components.

During the production phase of a mine, stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are considered as costs of sales and included in operating expenses.

(iii) Plant and equipment

Plant and equipment is carried at cost, less accumulated amortization and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located and, where applicable, borrowing costs.

The carrying amounts of plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Asset Class	Estimated useful life (years)
Fixed plant & related components and infrastructure	Units-of-production over life of mine
Mobile equipment	3-10 years
The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

15

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

3. Significant accounting policies (CONTINUED)
(h) Goodwill

Goodwill may arise on or from the Company’s acquisitions and is not amortized. The Company performs an impairment test for goodwill annually and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of an operation, which is the cash-generating unit to which goodwill has been allocated, exceeds the recoverable amount, an impairment loss is recognized for the amount of the excess.

The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the operation to nil and then to the other assets based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods.

(i) Financial instruments

Financial instruments are recognized initially at fair value. Subsequent to initial recognition, financial instruments are classified and measured as described below.

Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

(i)    Amortized cost

Financial assets are recorded at amortized cost if both of the following criteria are met: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent ‘solely payments of principal and interest’.

The Company’s cash and cash equivalents, accounts receivable and deposits, accounts receivable from Serabi Gold plc and Inca One Gold Corp., and reclamation bonds are recorded at amortized cost as they meet the required criteria.

(ii)    Financial assets recorded at fair value through income (loss)

Financial assets are classified at fair value if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in net income (loss). The Company’s marketable securities are classified as financial assets measured at fair value through income (loss).

(iii)   Financial liabilities

Accounts payable and accrued liabilities, loans and borrowings, production-linked liability and certain other long term liabilities are accounted for at amortized cost using the effective interest rate method. The amortization of debt issue costs is calculated using the effective interest rate method.

16

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

3. Significant accounting policies (CONTINUED)
(j) Derivative liabilities

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed. The Company’s derivatives are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in net income or loss.

As the exercise price of certain of the Company’s share purchase warrants is fixed in Canadian dollars, and the functional currency of the Company is the US dollar, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX-V for warrants that are trading.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

(k) Provisions
(i) Reclamation and restoration provisions

The Company is subject to environmental laws and regulations. Provisions for closure and reclamation costs are recognized at the time the legal or constructive obligation first arises which is generally the time that the environmental disturbance occurs. Upon initial recognition of the provision, the corresponding cost is added to the carrying amount of mineral properties, plant and equipment and is amortized using the same method as applied to the specific asset. Following the initial recognition of the provision, the carrying amount is increased for unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows needed to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized in mineral properties, plant and equipment.

Due to uncertainties inherent in environmental remediation, the ultimate cost of future site closure and reclamation could differ from the amounts provided. The estimate of future site closure and reclamation costs is subject to change based on amendment to laws and regulations, changes in technologies, price increases and changes in interest rates, and as new information concerning the Company’s closure and reclamation obligations becomes available. Such changes are reflected prospectively in the determination of the provision.

(ii) Other provisions
A provision is recognized if, because of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflect the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance expense.

17

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

3. Significant accounting policies (CONTINUED)
(l) Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. Proceeds related to the issuance of units are allocated between the common shares and warrants on a relative fair value basis where warrants are classified as equity instruments. For warrants classified as derivative liabilities, the fair value of the warrants is determined with the residual amount allocated to the common shares.
(m) Impairment
(i) Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested for impairment at least annually regardless of whether an indicator of impairment exists.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash generating unit” or “CGU”). This generally results in the Company evaluating its non-financial assets on a property-by-property basis.

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount. An impairment charge is reversed through net income or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized. An impairment loss for goodwill is not reversed.

18

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

3. Significant accounting policies (CONTINUED)
(ii) Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial assets is measured at an amount equal to lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition the loss allowance is measured for the financial asset and amount equal to the twelve month expected credit losses. For trade receivables, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(n) Share-based payments
(i) Stock options

The Company grants stock options to acquire common shares to directors, officers and employees. The Board of Directors determines the specific grant terms within the limits set by the Company’s stock option plan.

The fair value of the estimated number of stock options that will eventually vest, determined as of the date of the grant, is recognized as share-based compensation expense over the vesting period of the stock options, with a corresponding increase in shareholders’ equity (in other reserves). The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date.

The cost of the stock options is measured using the estimated fair value at the date of the grant determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of the options granted is determined based on historical data on the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgement.

19

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

3. Significant accounting policies (CONTINUED)
(ii) Restricted share units (“RSUs”)

The Company grants to employees, officers, directors and consultants, RSUs in such numbers and for such terms as may be determined by the Board of Directors. RSUs granted under the RSU Plan are exercisable into common shares for no additional consideration after the vesting conditions, as specified by the Board, are met. The Company intends to settle each RSU with one common share of the Company and therefore RSUs are accounted for as equity-settled instruments.

RSUs are measured at fair value on the date of grant and the corresponding share-based compensation is recognized over the vesting period in cost of sales, exploration or general and administration expenses, as applicable.

In addition to service conditions, RSUs may have performance-based vesting conditions (“pRSU”). Share based compensation for these pRSUs is measured on the grant date but is recognized only when it is more likely than not that the performance vesting conditions will be met.

(o) Employee benefits
Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefits.
(p) Borrowing costs
Borrowing costs directly attributable to the acquisition, construction/development or exploration of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed as finance expense in the period in which they are incurred.
(q) Income tax

Income tax on income or loss comprises current and deferred tax. Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax is recognized for differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recorded for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, temporary differences arising on the initial recognition of goodwill and temporary differences relating to the investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse based on laws that have been enacted or substantively enacted at period end.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

20

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

3. Significant accounting policies (CONTINUED)
Tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when they are related to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
(r) Income (loss) per share
Basic income (loss) per share (“EPS”) is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise warrants, options and RSUs. The dilutive effect of warrants, options and RSUs assumes that the proceeds to be received on exercise are applied to repurchase common shares. Dilutive warrants, options and RSUs are only included in the dilutive calculations to the extent exercise prices are below the average market price of the common shares.
(s) Comparative information
Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation. Such reclassifications were not considered material.

4. Use of judgements and estimates
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:
(a) Judgements
(i) Indicators of impairment
Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired, or reversal of impairment is needed. Factors considered include current and forecast economic conditions, internal projections and the Company’s market capitalization relative to its net asset carrying amount.

21

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

4. Use of judgements and estimates (CONTINUED)
(ii) Investments

Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. The factors considered in the determination of whether or not the Company controls, jointly controls or significant influences the investee include:

•      The purpose and design of the investee entity;

•      The ability to exercise power, through substantive rights, over the activities of the investee that significantly affects its returns;

•      The size of the Company’s equity ownership and voting rights, including potential voting rights;

•      The size and dispersion of other voting interests including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee, interchange of managerial personnel; and

•      Other relevant and pertinent factors.

If it is determined that the Company has neither control, joint control or significant influence over an investee, the Company accounts for the corresponding investment in equity interest at fair value. The Company has determined that Solaris Copper is a controlled subsidiary due to common management, two common directors and the Company’s ownership interest being approximately 40% of the total shares outstanding.

(iii) Acquisitions
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisitions of Mesquite on October 30, 2018 and Luna on March 31, 2017 met the criteria of a business combination. The Company determined that the acquisitions of NewCastle and Anfield on December 22, 2017 did not meet the criteria of a business combination and these transactions have been accounted for as acquisitions of assets.
(iv) Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.
(v) Contingencies
Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

22

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

4. Use of judgements and estimates (CONTINUED)
(vi) Commencement of commercial production
The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Judgement is required in determining when a consistent level of production has been achieved which is assessed on a mine by mine basis. Until commercial production is achieved, all costs, including borrowing costs, and revenues from commissioning of the mine are capitalized. Such capitalization ceases once commercial production is reached. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Aurizona had commenced commissioning but was not in commercial production as at December 31, 2018.
(b) Key sources of estimation uncertainty
(i) Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Company’s acquisitions are disclosed in note 5.

(ii) Inventory valuation
Management values production inventory at the lower of weighted average production costs and net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.
(iii) Impairment of mineral properties, plant and equipment and goodwill
The determination of fair value less costs to sell and value in use of an asset or cash generating unit requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty, hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the asset or cash generating unit. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in net income (loss).

23

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

4. Use of judgements and estimates (CONTINUED)
(iv) Mineral reserve and mineral resource estimates

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in mineral reserve estimates being revised. Such changes in mineral reserves could impact on depreciation and amortization rates, asset carrying values and the provision for closure and restoration costs.

(v) Mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Assumptions with respect to the Company’s mine closure and reclamation costs are disclosed in note 17.

(vi) Valuation of derivative and other financial instruments
The valuation of the Company’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of warrants with exercise prices denominated in C$ is based on an option pricing model which uses assumptions with respect to share price, expected life, share price volatility and discount rates. Measurement of embedded derivatives such as interest rate floors and prepayment options require estimates of future yield curves and credit spread. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in net income (loss). Significant assumptions related to derivatives are disclosed in notes 15 and 16.

24

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

4. Use of judgements and estimates (CONTINUED)
(vii) Share based payments
The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options granted to directors, officers and employees. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in note 19(c).
(viii) Income taxes and value-added taxes receivable

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company has receivables from various governments for federal and state value-added taxes (“VAT”), and for federal income taxes. Significant estimates and judgements are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in net income (loss).

(ix) Contingencies
Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its condensed consolidated interim financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. If the Company’s estimate of cash outflows required to settle claims proves to be less than the ultimate assessment, an additional charge to expense would result. As of December 31, 2018, the Company recorded a legal provision for these items totaling $2.9 million which is included in other long-term liabilities.

25

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

4. Use of judgements and estimates (CONTINUED)
The Company is contesting a federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At December 31, 2018, the Company had recorded restricted cash of $7.5 million in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. A provision for $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

5. Acquisitions
(a) Acquisition of Mesquite

On October 30, 2018, the Company completed the acquisition of Mesquite in California from New Gold for cash consideration of $158 million before closing adjustments (the “Mesquite Acquisition”).  The Mesquite Acquisition was completed through the purchase of the following New Gold subsidiaries: New Gold Mesquite Inc., Western Goldfields (USA) Inc., a   nd Western Mesquite Mines Inc. (collectively, “Mesquite”). The acquisition supports the Company’s growth strategy and provided immediate production and cash flow to the Company.

The purchase consideration includes a working capital adjustment estimated at $9.1 million.  This amount is included in accounts payable and accrued liabilities at December 31, 2018. As part of the purchase agreement, Equinox also agreed to distribute to New Gold certain Alternative Minimum Tax (“AMT”) credits recorded as of the closing date as the AMT credit amounts are realized by the Company.  Transaction costs related to the Mesquite Acquisition totalled $1.4 million and are included in finance costs in the statement of comprehensive loss.

Total
Cash consideration paid	158,000
Estimated working capital adjustment	9,063
Total consideration	$167,063

26

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

5. Acquisitions (ConTINUED)
The allocation of the Mesquite Acquisition purchase price has not been finalized as of December 31, 2018. The total consideration paid remains outstanding as the Company and New Gold are in the process of finalizing the working capital adjustment. Further, the determination of the fair values of heap leach inventory, mineral property, AMT and deferred income taxes are all subject to change. Any adjustments made will be recognized retrospectively and comparative information will be revised.
The purchase consideration was provisionally allocated as follows:
Net assets/(liabilities) acquired
Cash and cash equivalents	$13,665
Accounts receivables, prepaids expenses and deposits	1,842
Inventory	91,975
Current tax receivable	2,779
Mineral property, plant and equipment	95,736
Other assets	75
Deferred tax assets	5,319
Accounts payable and accrued liabilities	(11,267)
Reclamation obligation	(17,675)
Other liabilities	(150)
Fair value of Mesquite net assets acquired	182,299
Bargain purchase gain recognized in net loss (note 23)	$15,236

Consolidated revenue for the year ended December 31, 2018 includes revenues from Mesquite of $30.2 million. Consolidated net loss for the year ended December 31, 2018 includes pre-tax net income at Mesquite of $8.0 million. Had the transaction occurred January 1, 2018, pro-forma unaudited consolidated revenue and pre-tax net income from continuing operations for the year ended December 31, 2018 would have been approximately $176 million and $5 million, respectively.
(b) Acquisition of Aurizona
On March 31, 2017, the Company completed the acquisition of Luna Gold Corp. (“Luna”) and its past-producing Aurizona Mine in northeastern Brazil.
In the year ended December 31, 2017, the Company incurred $0.4 million in acquisition-related costs, including $0.2 million in share-based compensation not attributable to the consideration. These costs are presented as finance expense in the consolidated statements of comprehensive loss.

27

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

5. ACQUISITIONS (CONTINUED)
The consideration and the allocation to the fair value of assets acquired and liabilities assumed are as follows:
Total
Share consideration	$56,364
Option consideration	1,155
Warrant consideration	18,884
RSU consideration	414
$76,817

Net assets/(liabilities) acquired
Cash and cash equivalents	$3,687
Accounts receivable, prepaid expenses and deposits	10,593
Available-for-sale investments	4,016
Inventory	3,991
Exploration and evaluation asset	13,750
Mineral properties, plant and equipment	132,405
Accounts payable and accrued liabilities	(5,125)
Loans and borrowings	(72,354)
Reclamation obligation	(4,692)
Deferred tax liability	(7,377)
Other long-term liabilities	(2,077)
Net assets	$76,817

As part of the acquisition, the Company assumed and then fully settled Luna’s $20 million debt facility with Sandstorm Gold Ltd. (“Sandstorm”) (the “Sandstorm Debt Facility”). The Sandstorm Debt Facility was recognized at $25.5 million upon acquisition of Luna based on the fair value of consideration transferred to settle the debt: 1) 10,942,896 common shares of the Company; and 2) 8,516,642 Settlement Units, each of which consisted of one common share and one common share purchase warrant exercisable at C$3.00 per warrant.

The fair value of consideration transferred in settlement of the debt was based on the market price of the common shares and the Settlement Units issued on March 31, 2017 of C$1.55 and C$2.00, respectively. The fair value of the Settlement Units was based on the subscription price of a private placement of units which occurred on March 31, 2017 with identical terms as the Settlement Units. As the warrants have a Canadian dollar exercise price and the functional currency of the Company is the US dollar, the warrants are treated as derivatives. $2.9 million of the total fair value of the Settlement Units was allocated to the warrants with the remainder allocated to the common shares. In aggregate, with the common shares issued on settlement, a total of $22.6 million was allocated to the common shares. The fair value of the warrants was determined based on the public trading price of these warrants on March 31, 2017 of C$0.45 per warrant. The settlement resulted in no gain or loss.

The Company also acquired and fully settled Luna’s C$20 million senior secured note due June 30, 2020 and $5 million senior secured short term note due March 31, 2017 with Pacific Road Resources Fund (“Pacific Road”). The notes were repaid on close of the Transaction for $20.8 million, including accrued interest of $0.8 million. The settlement resulted in no gain or loss.

28

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

5. acquisitions (CONTINUED)
(c) Acquisition of Castle Mountain

On December 22, 2017, the Company acquired Castle Mountain through the acquisitions of NewCastle Gold Ltd. (“NewCastle”) and Anfield Gold Corp. (“Anfield”) (the “NewCastle and Anfield Transaction”).

NewCastle held a 100% interest in the Castle Mountain gold project located in California, USA, and a 60% interest in the La Verde copper project (“La Verde”) located in Michoacan State in west-central Mexico. Anfield’s main asset was the wholly-owned Coringa gold project (“Coringa”) in Brazil, which was disposed of immediately prior to the NewCastle and Anfield Transaction.

(i) Acquisition of NewCastle
Due to the early stage nature of Castle Mountain and La Verde, the acquisition was determined to be outside the scope of IFRS 3, Business Combinations. Accordingly, the transaction was accounted for as an asset acquisition with the purchase price allocated to the assets acquired and liabilities assumed based on their relative fair values. Transaction costs were capitalized as part of the cost of the assets acquired.
The consideration and allocation of purchase price to the assets acquired and liabilities assumed are as follows:
Total
Share consideration	$137,269
Option consideration	3,698
Warrant consideration	977
Acquisition costs	3,351
$145,295

Net assets/(liabilities) acquired
Cash and cash equivalents	$1,704
Accounts receivable, prepaid expenses and deposits	188
Exploration and evaluation assets	152,520
Mineral properties, plant and equipment	1,282
Other assets	130
Accounts payable and accrued liabilities	(1,581)
Loans and borrowings	(825)
Reclamation obligation	(335)
Non-controlling interests	(7,788)
Net assets	$145,295
(ii) Acquisition of Anfield

The Company concluded that the acquired assets and assumed liabilities did not constitute a business and accordingly, the transaction was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis.

In the year ended December 31, 2017, excess consideration of $2.5 million was recognized in finance expense in addition to $0.1 million of share-based compensation not attributable to the consideration.

29

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

5. acquisitions (CONTINUED)
Total
Share consideration	$37,369
Option consideration	78
Acquisition costs	1,184
$38,631

Net assets/(liabilities) acquired
Cash and cash equivalents	$20,324
Accounts receivables	5,911
Other assets	9,924
Accounts payable and accrued liabilities	(33)
Fair value of Anfield net assets acquired	36,126
Excess of consideration over fair value over Anfield acquisition values expensed to net loss	2,505
Total	$38,631

6. Distribution of shares of Solaris Copper
On August 3, 2018, pursuant to a plan of arrangement (the “Arrangement”) approved by the shareholders of Equinox Gold, the business of Equinox Gold was reorganized into two companies: Equinox Gold and Solaris Copper Inc. (“Solaris Copper”) and all of the Company’s copper assets were transferred to Solaris Copper. Solaris Copper now holds a 100% interest in the resource-bearing Warintza copper-molybdenum project in Ecuador, a 60% interest in the La Verde preliminary ec onomic assessment stage copper-silver-gold project in Mexico, a 100% interest in the Ricardo early-stage copper property in Chile and earn-in agreements for two early stage copper prospects in Peru.
As a result of the Arrangement, common shares of Solaris Copper (the “Solaris Copper Shares”) were distributed to Equinox Gold shareholders such that each shareholder received: (i) one new common share of Equinox Gold for each common share of Equinox Gold held; and (ii) one-tenth of a Solaris Copper Share for each common share of Equinox Gold held. Equinox Gold warrants, options and restricted share units were adjusted pursuant to the Arrangement to be exercisable into shares of both companies.
Upon completion of the Arrangement, Equinox Gold’s shareholders collectively hold 60% of Solaris Copper Shares, with the remaining 40% interest held by Equinox Gold. Due to the dispersion of shareholdings and the composition of the Solaris Copper Board and management team, the Company has determined that the transaction does not result in loss of control and therefore continues to consolidate Solaris Copper. The transaction represents a distribution of non-cash assets to non-controlling interests and is recognized at carrying value, without gain or loss, and resulted in an increase in non-controlling interests of $7.4 million with a corresponding increase in deficit.
The closing of the Arrangement resulted in the following assets and liabilities being distributed to Solaris Copper on August 3, 2018:
Cash	$618
Accounts receivable and prepaid expenses	32
Exploration and evaluation assets	19,899
Property, plant and equipment	48
Accounts payable and accrued liabilities	(484)
$20,113

30

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

7. DISCONTINUED OPERATION

On August 21, 2018, the Company completed the sale of the Company’s interest in the Koricancha Mill Joint Venture (“Koricancha”) to Inca One Gold Corp. (“Inca One”) and the settlement of the related 3.5% gold stream obligation for gross consideration of C$15.9 million ($12.1 million) as follows:

•       51.3 million common shares of Inca One (representing a 19.99% interest) valued at $2.0 million;

•       A $6.8 million promissory note payable in: (i) three annual installments of $1.9 million in cash or shares of Inca One at the option of Inca One, and (ii) one installment of $1.1 million in cash two years from closing;

•       Payments of up to $2.2 million related to certain recoverable taxes of Koricancha, contingent on collection of these amounts by Inca One over a five-year period; and

•       A working capital adjustment payment of $1.1 million payable in cash to Equinox Gold three years from closing.

Inca One’s option to settle certain payments in common shares is subject to the Company not owning more than 19.99% of Inca One subsequent to such settlement.

In connection with the sale of Koricancha, the 3.5% stream on gold production from Koricancha was extinguished with payment to the stream holder of: (i) 51.3 million common shares of Inca One valued at $2.0 million and issued directly to the stream holder by Inca One; and (ii) $1.9 million in cash two years from closing to be paid by the Company to the stream holder. The Company has accounted for the $1.9 million it is required to pay as a cost to sell Koricancha. The Company granted to the stream holder a put option, which, if exercised, would require the Company to purchase from the stream holder the above-mentioned Inca One shares issued on settlement of the stream at a price of C$0.068 per Inca One common share. The put option is exercisable from August 21, 2021 until such time all of the Inca One shares have been either put back to the Company or sold by the stream holder. Exercise of the put option is subject to the Company not owning more than 19.99% of Inca One subsequent to such exercise.

The fair value of the net consideration totaled $7.7 million which includes the fair value of the common shares of Inca One received by the Company, the fair value of the future cash payments to be received for the promissory note, working capital adjustment payment and recoverable tax payment and the future cash payment to the stream holder, discounted at 10% per annum. The fair value of the put option was not material.

As at June 30, 2018, the Company had classified the assets and liablities of Koricancha as assets and liabilities held for sale and measured the asset group at the lower of carrying value and its estimated fair value less costs to sell (“FVLCS”) which resulted in an impairment charge of $24.1 million recognized during the three months ended June 30, 2018. The net loss from discontinued operations for the year ended December 31, 2018 includes the change in estimated FVLCS from June 30, 2018 to the final purchase consideration received, less disposal costs incurred in the period.
Consideration, net of costs to sell	$7,731
Less: Carrying value of Koricancha net assets as of August 20, 2018	(8,248)
Other closing adjustments	(28)
Net loss on sale	(545)
Impairment recognized for the three months ended June 30, 2018(1)	(24,135)
Total loss from discontinued operation for the year ended December 31, 2018	$(24,680)
(1) Includes $22.6 million impairment of goodwill.

The amounts of net loss from Koricancha for the years ended December 31, 2018 and 2017, are set out below. The net loss for the comparative period has been re-presented to classify Koricancha as a discontinued operation.

31

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

7. DISCONTINUED OPERATION (CONTINUED)
	2018	2017
Revenues	$17,284	$15,468
Operating costs	(19,346)	(16,932)
Amortization	(420)	(578)
Impairment	(24,680)	(1,390)
Loss from operations	(27,162)	(3,432)
Other income (expense)	(329)	(1,722)
Net loss from discontinued operation	$(27,491)	$(5,154)
Net loss from discontinued operation attributable to:
Equinox Gold shareholders	(26,793)	(4,453)
Non-controlling interests	(698)	(701)
	$(27,491)	$(5,154)

Loss per share from discontinued operation attributable to Equinox Gold shareholders - basic and diluted	$(0.06)	$(0.03)
The comparative cash flows have not been re-presented to include Koricancha as a discontinued operation in any period. The cash flows from discontinued operation for the years presented are set out below.
	2018	2017
Net cash flows from operating activities	$(2,024)	$(8,714)
Net cash flows from investing activities	(236)	(588)
Net cash inflows (outflows)	$(2,260)	$(9,302)

8. Accounts receivable, prepaid expenses and deposits
	Note	December 31, 2018	December 31, 2017
Value-added tax receivable	8(a)	$5,276	$4,293
Due from Serabi Gold plc	8(b)	10,909	4,925
Receivable from Inca One	7	1,706	-
Current tax receivable		2,174	-
Other receivables		514	2,030
Prepaid expenses and deposits		2,833	578
		$23,412	$11,826

(a)   The Company has VAT receivable from the Brazilian federal government totaling $3.3 million (BRL 12.9 million) (2017 - BRL 16.6 million). As an exporter, the Company’s sales are not subject to VAT. Federal VAT receivable may be used to offset other taxes payable including income and payroll taxes. The Company expects to utilize its federal VAT receivable over the next twelve months and has reclassified the balance previously included in other long-term assets at December 31, 2018.

At December 31, 2018, the Company has VAT receivable from the Maranhão state government totaling $1.2 million (BRL 4.6 million) (2017 - BRL 23.5 million) net of an impairment provision. The Company has experienced delays receiving payment for these amounts and is working with the state government to certify its VAT credits and allow the Company to sell all or a portion of these credits. Due to delays, during the year ended December 31, 2018, the Company recognized an impairment loss of $3.8 million (BRL 19.1 million) on a portion of the credits.

32

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

8. ACCOUNTS RECEIVABLE, PREPAID EXPENSES AND DEPOSITS (CONTINUED)
(b) In April 2018, pursuant to the share and debt purchase agreement between the Company and Serabi Gold plc (“Serabi”), the Company received the second instalment payment of $4.7 million in respect of the purchase of Coringa by Serabi. Proceeds received represent the gross receivable of $5.0 million, less a $0.3 million working capital adjustment. The final instalment of $12.0 million is due in December 2019. The receivable is recorded at amortized cost based on contractual cash flows discounted at a rate of 10% and will be accreted to its face value at maturity. The receivable is secured by a pledge in the Company’s favour on the shares of Chapleau Resources Ltd.

9. Inventory
	December 31, 2018	December 31, 2017
Heap leach ore	$81,522	$-
Work-in-process	7,058	1,894
Supplies	10,005	688
Finished goods	1,200	576

	99,785	3,158
Non-current inventory	50,114	-
Current inventory	$49,671	$3,158
Non-current inventory relates to heap leach ore at Mesquite not expected to be recovered in the next year.

10. Restricted cash
Restricted cash is cash and cash equivalent amounts whose withdrawal or use under the terms of certain contractual agreements is restricted.
	Note	December 31, 2018	December 31, 2017
Letters of credit		$633	$-
Credit facility financial covenant compliance	15(c),(d)	7,500	5,000
Brazil income tax insurance bond collateral	32	7,463	-

		15,596	5,000
Current portion		633	-
Non-current portion		$14,963	$5,000

11. Exploration and evaluation assets
Exploration and evaluation assets are comprised of acquisition costs for the following properties:
	December 31, 2018	December 31, 2017
Castle Mountain (a)	$133,060	$133,060
Aurizona (b)	13,750	13,750
Elk Gold (c)	5,000	14,923
Solaris Copper (d)	19,899	19,899
	$171,709	$181,632

33

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

11. Exploration and evaluation assets (CONTINUED)
(a) Castle Mountain
Castle Mountain which is located in San Bernardino County, California, USA, consists of patented and unpatented claims. A 2.65% net smelter royalty (“NSR”) payable to Franco-Nevada Corporation (“Franco-Nevada”) covers all minerals produced from Castle Mountain.
(b) Aurizona

Through the acquisition of Luna, the Company acquired certain exploration properties at Aurizona. These properties are subject to a NSR payable to Sandstorm (the “Aurizona NSR”) that is based on a sliding scale as follows:

•     3% if the price of gold is less than or equal to $1,500 per ounce;

•     4% if the price of gold is between $1,500 per ounce and $2,000 per ounce; and

•     5% if the price of gold is greater than $2,000 per ounce.

The Aurizona mineral properties are also subject to a government royalty that is 1.5% of gross gold sales. If the Company abandons the properties subject to the Aurizona NSR, Sandstorm has the right to accept an assignment of the properties.

(c) Elk Gold

The Elk Gold project is located near Merritt, British Columbia, Canada within the Similkameen Mining District and consists of 27 contiguous mineral claims and one mining lease covering 16,566 hectares. A 1% NSR production royalty is payable on production from the Agur Option block within the project and a 2% NSR production royalty is payable on production from the Elk Gold project.

During 2018, the Company determined it would no longer perform exploration or development work at Elk Gold, and therefore an indicator of impairment existed at year end. For the year ended December 31, 2018, the Company recognized an impairment loss of $9.9 million.

(d) Solaris Copper

Through the Company’s 40% investment in Solaris Copper, the Company holds an interest in the La Verde, Warintza and Ricardo exploration projects.

The Warintza project is located in south eastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of eight mining concessions (the “Concessions”) covering a total of 26,777 hectares. The Concessions expire between September 2031 to May 2032 and are subject to a 2% NSR held by Billiton Ecuador B.V. The Concessions can be renewed for an additional period of 25 years.

The Ricardo property is an early stage exploration porphyry copper prospect located near Calama, Chile in the Calama Mining District. The Ricardo claim block covers approximately 16,000 hectares. In October 2018, an earn-in option agreement was signed with Minera Freeport-McMoRan South America Limitada (“Freeport”) whereby Freeport can earn up to an 80% interest in Ricardo for gross expenditures of $130 million or $30 million plus the delivery of a feasibility study for a mine at Ricardo.

The La Verde project is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by Solaris Copper and 40% by Teck Resources Ltd.

34

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

12. Mineral properties, plant and equipment
Net carrying costs at December 31, 2018 and 2017 are as follows:
	Mineral properties	Plant and equipment	Pre- development assets	Construction in-progress	Computer and office equipment	Total
Cost

Balance - December 31, 2016	$-	$5,917	$-	$-	$94	$6,011
Acquisition of Aurizona	72,287	38,048	22,070	-	-	132,405
Acquisition of Castle Mountain	-	1,168	-	-	114	1,282
Additions/expenditures	-	3,034	22,124	-	15	25,173
Disposals	-	(294)	-	-	-	(294)
Change in reclamation cost asset	305	-	-	-	-	305
Balance - December 31, 2017	$72,592	$47,873	$44,194	$-	$223	$164,882
Transfers	-	-	(44,194)	44,194	-	-
Acquisition of Mesquite	36,116	59,121	-	499	-	95,736
Additions/expenditures	76	2,285	-	123,356	38	125,755
Impairment	-	(4,448)		(206)	(13)	(4,667)
Disposals	-	(9,270)	-	(570)	(89)	(9,929)
Change in reclamation cost asset	1,465	-	-	-	-	1,465
Balance - December 31, 2018	$110,249	$95,561	$-	$167,273	$159	$373,242

Accumulated depreciation

Balance - December 31, 2016	$-	$139	$-	$-	$24	$163
Additions	-	1,104	-	-	19	1,123
Disposals	-	(76)	-	-	-	(76)
Balance - December 31, 2017	$-	$1,167	$-	$-	$43	$1,210
Additions	1,783	5,969	-	-	87	7,839
Disposals	-	(1,939)	-	-	(30)	(1,969)
Balance - December 31, 2018	$1,783	$5,197	$-	$-	$100	$7,080

Net book value
At December 31, 2017	$72,592	$46,706	$44,194	-	$180	$163,672
At December 31, 2018	$108,466	$90,364	$-	167,273	$59	$366,162

Mineral reserves mined at Mesquite are subject to production royalties due to Franco-Nevada or Glamis Associates (“Glamis”), depending on the claim group. The average combined royalty per year is 2.6%.

Mesquite is also subject to a sliding scale NSR payable to the California State Lands Commission based on production from certain leased lands based on the following:

•     6% if gold price is less than $1,300 per ounce;

•     7% if gold price is between $1,300 per ounce and $1,800 per ounce;

•     8% if gold price is between $1,800 per ounce and $3,600 per ounce; and

•     9% if gold price is greater than $3,600 per ounce.

The Company’s Castle Mountain and Aurizona mineral properties are subject to NSRs (notes 11(a),(b)).

35

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

12. Mineral properties, plant and equipment (continued)

As a result of the Board of Directors’ approval of full-scale construction at Aurizona in January 2018, the Company transferred $44.2 million related to early construction activities performed in 2017 at Aurizona from pre-development assets to construction-in-progress. During the year ended December 31, 2018, the Company capitalized to construction-in-progress $121.7 million of costs, which includes interest and accretion on the Aurizona project debt totaling $6.5 million.

During the year ended December 31, 2018, the Company recognized impairment of $2.4 million related to certain pre-existing mining assets at Aurizona that no longer had a useful life and would not be used upon recommencement of operations.

13. Other assets
	Note	December 31, 2018	December 31, 2017
Value-added taxes receivable	8(a)	$-	$10,852
Long term receivable from Serabi	8(b)	-	10,070
Long term receivable from Inca One	7	5,923	-
Deferred financing costs	13(a)	936	7,528
Consumable stores inventory	13(b)	1,392	2,978
Reclamation bonds		253	253
Other receivables and deposits		588	488
		$9,092	$32,169

(a) Deferred financing costs are in relation to the Aurizona Construction facility (note 15(d)). The amount decreases as draws on the $85.0 million facility are made. As at December 31, 2018, there is $10.0 million available to draw under the Aurizona Construction Facility.
(b) During the year ended December 31, 2018, the Company recognized impairment of consumables stores inventory at Aurizona of $1.0 million (2017 - nil). The balance of consumables stores inventory has been classified as a long-term asset until the time at which Aurizona reaches commercial production.

14. Accounts Payable and Accrued Liabilities
	Note	December 31, 2018	December 31, 2017
Trade payables		14,874	5,713
Development and construction related		21,080	3,702
Working capital adjustment payable	5(a)	9,063	-
Accrued interest		1,480	-
Corporate and other		5,081	6,270
		51,578	15,685

36

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

15. Loans and borrowings
	Note	December 31, 2018	December 31, 2017
Mesquite Acquisition Credit Facility	15(b)	$97,858	$-
Sprott Facility	15(c)	18,249	-
Aurizona Construction Facility	15(d)	68,831	13,255
Standby Loan	15(e)	11,803	-
Debenture	15(f)	17,818	29,370
Secured debt		-	836

		214,559	43,461
Current portion		54,704	14,817
Non-current portion		$159,855	$28,644

(a) Mubadala Investment

Subsequent to December 31, 2018, Equinox Gold entered into a definitive agreement with Mubadala Investment Company (“Mubadala”) whereby Mubadala agreed to purchase $130 million in convertible notes (the “Notes”) from Equinox Gold (the “Investment”). Proceeds from the Investment will be used to refinance a portion of existing corporate and project debt, for general and working capital purposes and toward construction of Phase 1 at Castle Mountain.

The Notes will have a 5-year term and bear interest at 5% per year payable quarterly in arrears. The Notes will be convertible at the holder’s option into common shares of the Company at a conversion price of US$1.05 (C$1.38). Assuming full conversion of the Notes, the holder would be entitled to receive approximately 123.8 million common shares of the Company, representing approximately 18% of Equinox Gold’s outstanding common shares on a partially diluted basis(1).

The Notes will be secured against all assets of the Company and subordinate to existing senior credit facilities. The Company and the holder of the Notes will have certain early redemption and other rights subject to the provisions of the Notes.

In connection with the Investment, Equinox Gold and Mubadala will enter into an investor rights agreement providing Mubadala, among certain other rights, the right to a nominee on the Company’s board of directors and standard anti-dilution rights.

Closing of the Investment is subject to receipt of all necessary regulatory and stock exchange approvals, as well as satisfaction of customary closing conditions, the consent of certain lenders to the Company, execution of intercreditor agreements and execution of definitive documentation.

(1)    Assumes conversion of the Notes to common shares without any of the other Company-issued convertible instruments being exercised and converted to common shares.

(b) Mesquite Acquisition Credit Facility

On October 30, 2018, the Company, through its wholly-owned United States subsidiary, Solius AcquireCo Inc. (“Solius AcquireCo”), entered into a new $100.0 million secured non-revolving credit facility (the “Mesquite Acquisition Credit Facility”) with a syndicate of lenders led by Bank of Nova Scotia for the Mesquite Acquisition.

The Mesquite Acquisition Credit Facility has a four-year term and incurs interest at an annual rate, for the first six months, of 3.75% plus US 3-month LIBOR, such rate to fluctuate thereafter based on a leverage ratio. At December 31, 2018 the aggregate interest rate was 6.4%. The Mesquite Acquisition Credit Facility will be repaid in equal quarterly installments commencing April 30, 2019. The Company may prepay all or part of the facility at any time without penalty. The Company may also be required to pay additional amounts based on excess cash flows as defined in the agreement. The Company incurred transaction costs of $2.3 million which have been included in the carrying value of the Mesquite Acquisition Credit Facility and are being amortized using an effective interest rate of 7.5%.

37

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

15. Loans and borrowings (CONTINUED)

The Mesquite Acquisition Credit Facility is secured by a first-ranking security of all Mesquite property and assets and by a first-ranking pledge of the shares of Solius AcquireCo. The Mesquite Acquisition Credit Facility is subject to customary conditions and covenants. As at December 31, 2018, the Company is in compliance with these covenants.
(c) Sprott Facility

On October 30, 2018, the Company, through its wholly-owned United States subsidiary, Solius HoldCo Inc. (“Solius HoldCo”), entered into a definitive agreement with Sprott Private Resource Lending (Collector) L.P. (“Sprott”) to provide a $20 million secured credit facility (the “Sprott Facility”), the cash proceeds of which were used for the Mesquite Acquisition.

The Sprott Facility has a 4.25-year term ending January 30, 2023 and incurs interest at an annual rate of 6.5% plus the greater of US 3-month LIBOR or 1.5% and will be repaid by way of nine equal quarterly principal repayments commencing December 31, 2020. The facility may be prepaid at any time without any premium or penalty. In connection with the Sprott Facility, Equinox Gold issued to Sprott 1.75 million common shares.

In the event the Sprott Facility remains outstanding on the second anniversary of the closing date, an additional interest payment of $2.0 million will be due to Sprott (the “Anniversary Interest”). The amount will be payable in either cash or units, at the option of Sprott, with each unit consisting of one common share and one-half share purchase warrant.

An embedded derivative liability has been recognized in the loan in relation to the Anniversary Interest and prepayment option. The fair value of the embedded derivative on draw down was estimated to be $0.7 million. The embedded derivative liability was revalued at December 31, 2018 with the change in fair value of $0.5 million recognized in net loss.

An amendment of the existing credit facility between the Company’s wholly-owned subsidiary, Aurizona Goldfields Corp., and Sprott was required in connection with the Sprott Facility and provided for the issuance of 875,000 warrants to Sprott to purchase common shares of the Company at an exercise price of C$1.14, for a term of 4.25 years.

The Company incurred transaction costs of $2.4 million in connection with the Sprott Facility, including the costs associated with issuance of common shares and share purchase warrants valued at $1.3 million and $0.3 million, respectively. These transaction costs have been included in the carrying value of the Sprott Facility and are being amortized using an effective interest rate of 15.6%.

The fair value of the share purchase warrants issued to Sprott was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 69%, dividend yield of 0%, expected life of 4.25 years and risk-free interest rate of 2.37%.

38

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

15. Loans and borrowings (continued)
A continuity of the long-term loan liability at December 31, 2018 is as follows:
Gross proceeds	$20,000
Financing costs	(2,436)
Fair value of embedded derivative liability on issuance	(733)
16,831
Loan accretion and accrued interest	135
16,966
Fair value of embedded derivative liability at December 31, 2018	1,283
Long-term loan liability, December 31, 2018	$18,249

The Sprott Facility is secured by a guarantee by Equinox Gold, a second-ranking security of all Mesquite property and assets, and a first-ranking pledge of the shares of Solius HoldCo. The Sprott Facility is subject to conditions and covenants, including maintenance of a minimum cash and working capital balances. As at December 31, 2018, the Company is in compliance with these covenants.

(d) Aurizona Construction Facility and production-linked liability
On December 18, 2017, through its wholly-owned subsidiary, Aurizona Goldfields Corp., the Company closed a construction financing package with Sprott for construction of Aurizona. The financing package was comprised of an $85.0 million senior secured non-revolving credit facility (the “Aurizona Construction Facility”), a production payment agreement and 8 million share purchase warrants issued to Sprott. The Company made an initial draw of the Credit Facility of $15.0 million in December 2017. The draw was recognized initially at its fair value and subsequently at amortized cost with interest expense recognized at the effective interest rate of 12.5%. On initial recognition, the loan commitment for the remaining $70.0 million was recognized as deferred charges.

During 2018, the Company drew an additional $60.0 million of the Aurizona Construction Facility, bringing the total principal amount drawn to $75.0 million. The increase to loan payable as a result of the additional draws was $51.8 million, which is net of $6.6 million reallocated from deferred charges and $1.6 million of loan draw fees. The resulting effective interest rate on the total drawn portion of the credit facility is 15%. Principal and accrued interest on the facility are payable quarterly from September 30, 2019 to September 30, 2022 and quarterly principal repayments range from 3.5% to 10% of the total amount advanced.

As part of the financing package, the Company entered into a Production Payment Agreement (“PPA”) with Sprott, whereby the Company agreed to pay in cash a fixed $20 per ounce on 75% of the first 400,000 gold ounces produced at Aurizona. The production-linked liability was initially recognized at fair value and subsequently at amortized cost based on an effective interest rate of 12.1%.

Sprott, for its credit facility, and Sandstorm, for its debenture and royalty, are both creditors of Aurizona. Security provided for the Aurizona Construction Facility includes: 1) general security in favour of Sprott; 2) blocked account agreements in favour of Sprott on bank accounts of MASA and Aurizona Goldfields Corp. (“AGC”); 3) fiduciary assignments to Sprott and Sandstorm of (i) all gold produced from Aurizona, (ii) all Aurizona machinery and equipment, and (iii) all MASA shares held by AGC; and 4) a mineral rights pledge agreement to Sprott and Sandstorm. In addition, Equinox Gold, Luna and MASA guaranteed the obligations arising out of the Aurizona Construction Facility and production payment agreement.

The Aurizona Construction Facility is subject to conditions and covenants, including maintenance of minimum cash and working capital balances. As at December 31, 2018, the Company is in compliance with these covenants.

39

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

15. Loans and borrowings (continued)

Subsequent to year end, on February 22, 2019, the Company made its final draw from the facility of $10 million, resulting in total principal drawn of $85 million.
(e) Standby loan

At the time of its acquisition by Equinox Gold on December 22, 2017, Anfield and its largest shareholder and the Company’s current Chairman, Ross Beaty, offered future support to ensure the cash receivable from Serabi (note 8(b)) in relation to Anfield’s disposal of its Coringa project (the “Coringa Disposal”) would be realized by Equinox Gold prior to the end of 2018. On August 2, 2018, the Company formalized this offer of support by entering in to a standby loan arrangement (the “Standby Loan”) with Mr. Beaty, wherein he would make available up to $12.0 million that can be used by the Company for the continued development, construction and general working capital requirements of Aurizona.

The remaining $12.0 million receivable from Serabi is not due until December 2019 and, when received, will be used to repay any amounts drawn under the Standby Loan.

On October 4, 2018, the Company drew the full amount of the Standby Loan. The loan bears interest at 8% per annum and is subject to a drawdown fee of 1% and standby fee of 1%. Principal and accrued interest is payable upon receipt of the Coringa Disposal receivable. The Company incurred financing costs of $0.2 million in respect to the Standby Loan, which have been included in the carrying value of the Standby Loan and are amortized using an effective interest rate of 9.7%.

The Standby Loan is unsecured. In the event the Company draws on the loan and defaults on repayment, Mr. Beaty has the right to assume security the Company holds for its $12.0 million receivable from Serabi.

(f) Sandstorm debenture
At December 31, 2017, the Company had a $30.0 million debenture with Sandstorm (the “Sandstorm Debenture”). The Sandstorm Debenture bears interest at a rate of 5% per annum and was repayable in three equal annual tranches of $10.0 million plus outstanding accrued interest beginning June 30, 2018. The Company has the right to repay the principal and interest owing on each repayment date with common shares of the Company. The number of common shares to be issued is determined based on the principal and interest to be repaid divided by the higher of C$0.90 per share and the 20-day volume weighted average Canadian dollar trading price of the Company’s common shares (the “Conversion Price”) provided that Sandstorm owns less than 20% of the outstanding common shares of the Company after such share issuance.
On January 3, 2018, Sandstorm sold to Ross Beaty $15.0 million principal of the Sandstorm Debenture. In connection with this transaction, the Company agreed to amend the Sandstorm Debenture such that the $15.0 million principal purchased by Mr. Beaty was settled immediately via conversion to 18,518,518 Equinox Gold common shares. The Sandstorm Debenture was also modified on January 3, 2018, such that: (i) $3.9 million of outstanding accrued interest was added to the remaining principal; (ii) the June 30, 2018 instalment payment was eliminated; (iii) the June 30, 2019 instalment payment is $9.0 million principal plus outstanding accrued interest; and (iv) the final instalment payment on June 30, 2020 is $9.9 million principal plus outstanding accrued interest. No financing costs were incurred in respect of the transaction.

40

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

15. Loans and borrowings (continued)

The Company recognized a loss of $1.3 million on settlement of $15.0 million principal of the Sandstorm Debenture, which was determined by the difference between the $15.5 million fair value of the shares issued and the carrying value of the portion of the debenture extinguished. The carrying value of the portion extinguished was determined based on the relative fair values of the settled and outstanding portions of the Sandstorm Debenture as of January 3, 2018.

The Company determined the amendments to the Sandstorm Debenture did not result in a substantial modification of the instrument. At December 31, 2018, the carrying value of principal and accrued interest due is $19.9 million. Interest on the Sandstorm Debenture is recognized at the effective interest rate of 11.45% which amortizes the difference between the carrying value and the principal amount over the term to maturity.

(g) Loans and borrowings continuity
The following is a summary of the changes in loans and borrowings arising from investing and financing activities for the years ended December 31, 2018 and 2017:
	Note
Balance - December 31, 2016		$-
Debt assumed in acquisition of Aurizona	5(b)	72,354
Debt assumed in acquisition of Castle Mountain	5(c)	825
Repayment of long-term debt	5(b)	(20,827)
Carrying value of debt extinguished by issuance of shares	5(b)	(25,516)
Draws from Sprott Facility, net of deferred financing costs		13,254
Accretion and accrued interest		3,371
Balance - December 31, 2017		43,461
Carrying value of debt extinguished by issuance of shares		(14,205)
$60.0 million draw from Aurizona Construction Facility, net of deferred financing costs		51,829
$120.0 million draw from Mesquite acquisition facilities, net of deferred financing costs		114,576
$12.0 million draw from Standby Loan, net of deferred financing costs		11,760
Accretion and accrued interest		6,692
Embedded derivative liability		1,283
Repayment of long-term debt		(837)
Balance - December 31, 2018		$214,559

16. Derivative liabilities

The functional currency of the Company is the US dollar. As the exercise price of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability at fair value through net income or loss.

Pursuant to the distribution of shares of Solaris Copper (note 6), upon the exercise of any Equinox Gold warrant for the original exercise price, Equinox Gold warrant holders will receive one Equinox Gold share and one-tenth of a Solaris Copper share. The Company, as agent for Solaris Copper, will collect and pay to Solaris Copper an amount for each one-tenth of a Solaris Copper share issued that is equal to the exercise price under the Equinox Gold warrant multiplied by one-tenth.

The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX-V for warrants that are trading.

41

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

16. Derivative liabilities (continued)

Balance - December 31, 2016		$17,275
Issuance of warrants in financings (note 19)		14,088
Issuance of warrants for settlement of debt (note 5(b))		2,877
Issuance of replacement warrants in acquisition of Aurizona (note 5(b))		18,884
Issuance of replacement warrants in acquisition of Castle Mountain (note 5(c))		977
Issuance of Sprott warrants (note 15(d))		2,845
Warrants exercised		(477)
Change in fair value		(18,685)
Balance - December 31, 2017		37,784
Issuance of Sprott warrants (note 15(c) and (d))		336
Warrants exercised		(257)
Change in fair value		(19,002)
Balance - December 31, 2018		$18,861

The fair value for 42.4 million non-traded warrants was calculated with the following weighted average assumptions:
	December 31, 2018	December 31, 2017
Risk-free rate	1.9%	1.7%
Warrant expected life	2.2 years	3.1 years
Expected volatility	46.2%	68.2%
Expected dividend	0%	0%
Share price (C$)	$1.05	$1.12
The fair value of 80.5 million traded warrants was based on the market price of C$0.17 per warrant on December 31, 2018 (December 31, 2017 - C$0.33).

17. Reclamation obligation
	Mesquite	Aurizona	Castle Mtn	Koricancha	Total
Balance - December 31, 2016	$-	$-	$-	$326	$326
Assumed with acquisitions	-	4,692	335	-	5,027
Accretion	-	300	4	22	326
Change in estimates	-	305	-	-	305
Foreign exchange translation	-	(562)	-	-	(562)
Balance - December 31, 2017	-	4,735	339	348	5,422
Assumed with acquisition	17,675	-	-	-	17,675
Accretion	92	275	-	16	383
Disposals	-	-	-	(364)	(364)
Change in estimates	1,690	(225)	67	-	1,532
Foreign exchange translation	-	(706)	-	-	(706)

	19,457	4,079	406	-	23,942
Current portion	396	-	-	-	396
Non-current portion	$19,061	$4,079	$406	$-	$23,546

42

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

17. Reclamation obligation (CONTINUED)

The Company’s environmental permits require that it reclaims any land it disturbs during mine development, construction and operations. The majority of these reclamation costs are expected to be incurred subsequent to the end of the expected useful life of the operation to which they relate. The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and internal and external cost estimates.

The Company measures the provision at the expected value of future cash flows using inflation rates of 1.9% to 3.8% and discounted to the present value using discount rates of 2.6% to 8.0% depending on the region in which the liabilities will be realized. The undiscounted value of the provision as of December 31, 2018 was $31.8 million.

The Company’s subsidiary, Western Mesquite Mines Inc., is required to post security for reclamation and for closure with Imperial County, California as lead agency under the California Surface Mining and Reclamation Act, and for pit backfill with the California State Lands Commission under a public/private land lease agreement. In January 2019, the Company has met its security requirements in the form of bonds posted through surety underwriters totaling $0.3 million.

18. OTHER LONG-TERM Liabilities
	Note	December 31, 2018	December 31, 2017
Production payment liability	15(d)	$4,977	$4,426
Provision for legal and tax matters	32	3,763	2,806
Note payable	7	1,706	-
Other liabilities		150	3,377
		$10,596	$10,609

19. SHARE CAPITAL
(a) Authorized and issued
The Company is authorized to issue an unlimited number of common shares with no par value. At December 31, 2018, 552.1 million common shares were issued and outstanding.
(b) Share issuances

On March 31, 2017, in conjunction with the acquisition of Aurizona, the Company closed a non-brokered private placement financing for 31.7 million units at a price of C$2.00 per unit for gross proceeds of $47.6 million (C$63.4 million), and a bought deal financing of 10 million units at a price of C$2.00 per unit for gross proceeds of $15.0 million (C$20.0 million). In aggregate, 41.7 million units were issued for gross proceeds of $62.6 million (C$83.4 million). Each unit is comprised of one common share and one common share purchase warrant, where each warrant entitles its holder to acquire one common share of the Company at an exercise price of C$3.00 with an expiry date of October 6, 2021.

As the warrants have Canadian dollar exercise prices and the functional currency of the Company is the US dollar, the warrants are treated as derivatives. Accordingly, $14.1 million of the proceeds of $62.6 million was allocated to the warrants based on their fair value with the residual $48.5 million allocated to the common shares. The fair value of the warrants was calculated using the market price on the TSX-V.

43

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

19. SHARE CAPITAL (CONTINUED)

Share issue costs of $1.9 million related to the private placement were allocated proportionately to expense ($0.4 million) and share capital ($1.5 million) based on the values assigned to the warrants and common shares, respectively.
On January 16, 2018, Pacific Road exercised its pre-existing non-dilution rights in connection with the acquisition of Castle Mountain in December 2017, resulting in the issuance of 21.0 million common shares for gross proceeds of $15.2 million (C$19.2 million). The Company incurred $0.5 million in share issuance costs.

On October 12, 2018, the Company closed brokered and non-brokered private placements (collectively, the “Private Placements”) of subscription receipts (the “Subscription Receipts”) to fund the Mesquite Acquisition. The Subscription Receipts were priced at C$0.95 each for aggregate gross proceeds of approximately $75 million (C$97.5 million). Each Subscription Receipt entitled the holder to receive one common share of Equinox Gold upon satisfaction of certain conditions (the “Release Conditions”), which were achieved on closing of the Mesquite Acquisition.

The brokered Private Placement consisted of 34,215,000 Subscription Receipts issued pursuant to an underwriting agreement entered into with a syndicate of banks (collectively, the “Underwriters”). The non-brokered Private Placement consisted of 68,416,603 Subscription Receipts issued pursuant to subscription agreements with investors. In connection with the brokered Private Placement, the Company agreed to pay the Underwriters, subject to certain adjustments, a cash fee of 5% of the gross proceeds of the brokered Private Placement on satisfaction of the Release Conditions. The Company incurred $2.0 million in share issuance costs in respect of the Private Placements.

In connection with the $20 million Sprott Facility obtained on October 30, 2018, the Company issued to Sprott 1.75 million common shares. An amendment of the existing credit facility between the Company’s wholly-owned subsidiary, Aurizona Goldfields Corp., and Sprott was required in connection with the Sprott Facility and provided for the issuance of 875,000 warrants to purchase common shares of the Company to Sprott at an exercise price of C$1.14, for a term of 4.25 years (note 15(c)).
(c) Share purchase options
The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants with the exercise price, expiry date, and vesting conditions determined by the Board of Directors. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant.
During the year ended December 31, 2018, the Company granted 2.7 million (2017 - nil) share purchase options to directors, officers, employees and consultants of the Company. The fair value of options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:
Exercise price (C$)	$1.15
Risk-free interest rate	2.1%
Volatility	68.6%
Dividend yield	0.0%
Expected life	4.8 years
Total share-based compensation expense for the year ended December 31, 2018 related to the vesting of stock options was $1.0 million (2017 - $0.1 million).

44

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

19. SHARE CAPITAL (CONTINUED)
A summary of the Company’s share purchase options is as follows:
	Note	Shares issuable on exercise of options	Weighted average exercise price (C$)
Outstanding, January 1, 2017		1,722,209	$2.64
Replacement options on acquisition of Aurizona	5(b)	1,738,501	1.37
Replacement options on acquisition of Castle Mountain	5(c)	9,844,558	1.23
Exercised		(11,050)	0.45
Expired/forfeited		(115,349)	4.27
Outstanding, December 31, 2017		13,178,869	$1.40
Granted		2,715,260	1.09
Exercised		(792,600)	0.62
Expired/forfeited		(1,219,891)	2.14
Outstanding, December 31, 2018		13,881,638	$1.27
At December 31, 2018, the Company had the following options issued and outstanding:
Options Outstanding				Options Exercisable
Range of exercise price (C$)(1)	Number of options	Weighted average exercise price (C$)(1)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (C$)(1)
$0.43 - $0.99	5,501,200	$0.68	2.49	6,068,650	$0.61
$1.00 - $1.99	5,958,404	1.04	3.70	3,264,025	1.18
$2.00 - $2.99	810,236	2.58	2.10	783,105	2.67
$3.00 - $3.99	1,588,040	3.38	1.81	1,588,040	3.38
$4.00 - $9.98	23,758	9.61	0.36	23,758	9.61
	13,881,638			11,727,578
(1) Exercise prices reflect adjustments applied pursuant to the Arrangement (note 6). The weighted average exercise price of options exercisable at December 31, 2018, was C$1.30.
During January 2019, pursuant to its stock option plan, the Company granted stock options exercisable into 1,596,060 Common Shares to certain directors, officers, and employees as share-based incentive compensation. The stock options are exercisable at C$1.05 per share with a 5-year term with 50% vesting one year after the date of grant and 50% vesting after two years.

45

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

19. SHARE CAPITAL (CONTINUED)

(d) Share purchase warrants
A continuity of the Company’s share purchase warrants is as follows:
	Note	Shares issuable on exercise of warrants	Weighted average exercise price (C$)
Outstanding, December 31, 2016		37,090,479	$2.93
Issued in the acquisition of Aurizona	5(b)	27,947,965	1.15
Issued in equity financings		41,709,586	3.00
Issued to settle Sandstorm Debt Facility	5(b)	8,516,642	3.00
Issued in the acquisition of Castle Mountain	5(c)	2,286,015	0.75
Issued to Sprott	15(d)	1,000,000	1.01
Exercised		(634,572)	0.83
Expired		(630,206)	1.67
Outstanding, December 31, 2017		117,285,909	$2.49
Issued to Sprott	15(c)	7,875,000	1.07
Exercised		(639,579)	0.47
Expired		(1,692,012)	4.63
Outstanding, December 31, 2018		122,829,318	$2.38
At December 31, 2018, the Company had the following share purchase warrants issued and outstanding:
Range of exercise price (C$)(1)	Number of warrants	Weighted average exercise price (C$)(1)	Expiry dates
$0.73 - $0.99	18,162,272	$0.89	June 2020 - May 2021
$1.00 - $1.99	18,611,407	1.12	June 2020 - May 2023
$2.00 - $2.99	4,909,670	2.40	April 2019 - August 2021
$3.00 - $3.99	80,466,919	3.00	October 2021
$4.00 - $4.17	679,050	4.17	June 2020 - July 2020
	122,829,318	$2.38
(1) Pursuant to the Arrangement (note 6), 121,954,318 warrants with a weighted average exercise price of $2.39 are exercisable into one common share of Equinox Gold and one tenth of a share of Solaris Copper. Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris Copper. Exercise prices of the warrants were not adjusted.
(e) Restricted share units

Under the terms of the Equinox Gold Restricted Share Unit Plan (“RSU Plan”) the Board of Directors may, from time to time, grant to employees, officers and consultants, restricted share units (“RSUs”) and performance-based restricted share units (“pRSUs”) in such numbers and for such terms as may be determined by the Board of Directors. RSUs granted under the RSU Plan are exercisable after the vesting conditions, as specified by the Board of Directors, are met and until the third calendar year after the year in which the RSUs have been granted.

During year ended December 31, 2018, the Company granted 3.5 million RSUs (2017 - nil) and 0.1 million pRSUs (2017 - nil) to directors, officers and employees. The pRSUs vest on the dates when gold is first poured at Aurizona and when Aurizona reaches commercial production. The fair value of RSUs and pRSUs was determined based on the Company’s share price on the date of grant. The weighted average share price for RSUs and pRSUs granted in the year was C$1.28.

46

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

19. SHARE CAPITAL (CONTINUED)

In 2018, the Company granted 4.0 million pRSUs to the Company’s Chairman, Ross Beaty, which have a fair value of $1.9 million. Vesting of these pRSUs is based on the Company’s share price reaching specified levels as determined by the Board of Directors. The term to expiry is five years and any shares issued in connection with the grant have a mandatory hold period of two years.

The number of shares issued upon vesting of these pRSUs is determined by multiplying the number of pRSUs granted by an adjustment factor, which ranges from 0 to 3.0 based on the share price achieved by the Company. The estimated fair value of the pRSUs is amortized on a straight-line basis over the expected performance period.

During the year ended December 31, 2018, the Company issued 1.4 million and 0.6 million common shares, for RSUs and pRSUs, respectively, that vested in the year. Total share-based compensation expense for the year ended December 31, 2018 related to the vesting of RSUs and pRSUs was $4.6 million (2017 - $1.6 million).
A continuity table of the RSUs and pRSUs outstanding is as follows:
	RSUs	pRSUs
Outstanding, December 31, 2016	-	-
Issued in the acquisition of Luna	944,775	2,210,000
Exercised	(227,909)	-
Outstanding, December 31, 2017	716,866	2,210,000
Granted	3,454,993	4,110,500
Exercised	(1,438,201)	(607,753)
Forfeited	(17,250)	-
Outstanding, December 31, 2018	2,716,408	5,712,747
During January 2019, pursuant to its RSU plan, the Company granted RSUs exercisable into 2,767,800 shares to certain directors, officers, and employees as share-based incentive compensation. The RSUs vest 50% one year after the date of grant with the remainder vesting after two years. The Company also issued pRSUs that are exercisable into 618,700 shares. The pRSUs vest three years from the date of grant and the actual number of shares issued will range from 50% to 150% of the pRSU grant based on the Company’s share price performance compared to the Junior Gold Miner’s Index (GDXJ).

20. operating expenses
2018
Operating costs
Raw materials and consumables	$11,541
Salaries and employee benefits	5,532
Contractors	2,221
Repairs and maintenance	3,783
General and administrative	1,118
Royalties	677

24,872
Less: Change in inventories	(7,237)
Total operating costs	$17,635

47

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

21. Exploration expenditures
	Aurizona	Castle Mtn	Other	Total
2018
Drilling	$330	$2,681	$-	$3,011
Prefeasibility study	-	1,301	40	1,341
Project personnel	577	2,114	879	3,570
Field and general	271	2,080	1,531	3,882
Concession fees	29	-	399	428
	$1,207	$8,176	$2,849	$12,232

2017
Drilling	$3,602	$-	$-	$3,602
Prefeasibility study	1,476	-	-	1,476
Project personnel	530	-	459	989
Field and general	750	-	1,105	1,855
Concession fees	13	-	341	354
	$6,371	$-	$1,905	$8,276

22. General and administration
General and administration for the Company consists of the following components by nature:
	2018	2017
Salaries and benefits	$5,547	$4,058
Professional fees	2,390	2,040
Office and other expenses	2,798	2,322
Share-based compensation	5,649	1,587
Amortization	77	313
Total general and administration	$16,461	$10,320

23. Other income (expense)
Other income (expense) consists of the following components:
	2018	2017
Change in fair value of derivative liabilities (note 16)	$19,002	$18,685
Foreign exchange gain (loss)	(7,835)	1,338
Loss on settlement of debt	(1,299)	-
Impairment of value-added tax receivable	(3,772)	-
Loss on disposal of fixed assets	(3,518)	-
Bargain purchase gain on acquisition of Mesquite	15,236	-
Other income (expense)	(2,992)	-
Total other income (expense)	$14,822	$20,023

48

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

24. Income taxes
Income tax expense differs from the amount that would result from applying Canadian federal and provincial income tax rates of 27% (2017 - 26%) to earnings before income taxes. These differences result from the following items:
	2018	2017
Loss before income taxes	$(21,382)	$(12,581)
Canadian federal and provincial income tax rates	27%	26%
Expected income tax recovery based on the above rates	(5,773)	(3,271)
Non-deductible expenses	3,250	471
Non-taxable bargain purchase gain from Mesquite Acquisition	(4,114)	-
Impairment of Elk Gold	2,679	-
Change in fair value of derivative liabilities	(5,394)	(4,858)
Disposition of discontinued operation	(3,761)	-
Tax effect of deferred tax assets for which no tax benefit has been recognized	8,097	7,829
Foreign exchange and other	7,351	137
Total tax expense	2,335	308

Current tax expense	468	-
Deferred tax expense	1,867	308
Total tax expense	$2,335	$308

The significant components of the Company’s recognized net deferred tax assets and liabilities are as follows:
	December 31, 2018	December 31, 2017

Non-capital losses	$8,333	$3,439
Mineral property, plant and equipment	6,695	2
Inventory	13,047	-
Reclamation obligation	5,015	-
Interest expense	5,044	-
Other	1,672	-
Total deferred tax assets	$39,806	$3,441

Mineral properties, plant and equipment	$(39,430)	$(11,085)
Other	(4,609)	(41)
Total deferred tax liabilities	$(44,039)	$(11,126)
Net deferred tax liability	$(4,233)	$(7,685)

A reconciliation of net deferred tax assets and liabilities to the amounts presented in the consolidated statements of financial position follows:
	December 31, 2018	December 31, 2017
Deferred tax asset	5,319	-
Deferred tax liability	(9,552)	(7,685)
Net deferred tax liability	(4,233)	(7,685)

49

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

24. Income taxes (CONTINUED)
In assessing the recoverability of deferred tax assets other than deferred tax assets arising from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary difference become deductible.
Deductible temporary differences, unused tax losses and unused tax credits for which deferred tax assets have not been recognized are as follows:
	December 31, 2018	December 31, 2017
Non-capital losses	$63,038	$77,219
State non-capital losses	16,998	-
Mineral properties, plant and equipment	44,904	37,501
Share issue costs	4,976	5,368
Inventory	10,158	3,487
Unrealized foreign exchange losses on investment and advances	53,850	36,866
Reclamation obligation	7,556	5,082
State alternative minimum tax credit	6,525	-
Capital losses	21,501	-
Other	4,498	7,366
	$234,004	$172,889
The non-capital losses may be applied to reduce future years taxable income. The loss carryforwards expire as follows:
	December 31, 2018	December 31, 2017
Brazil (no expiry)	$16,692	$28,054
Mexico (expire between 2019-2028)	15,988	17,971
Canada (expire between 2026-2038)	23,420	14,097
Peru (expire between 2019-2022)	1,544	12,588
United States (expire between 2032-2037)	4,734	3,898
Chile (no expiry)	660	611
	$63,038	$77,219
25. Non-controlling interests
The following table presents the financial position of the Company’s 40% owned subsidiary, Solaris Copper, as at December 31, 2018. The Company’s non-controlling interest at December 31, 2017 related to its discontinued operation (note 7). The information is presented on a 100% basis.
December 31, 2018	December 31, 2017
Current assets	$306	$11,020
Non-current assets	20,229	5,772

Current liabilities	135	27,078

Net loss	1,992	3,291
At December 31, 2018, Solaris Copper had 1,424,557 shares issuable for stock options outstanding with a weighted average exercise price of $0.07. In addition, 12,195,432 common shares are issuable upon exercise of certain Equinox warrants (note 19(d)).

50

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

26. Segmented information
	Mesquite	Aurizona	Castle Mountain	Other	Corporate	Discontinued Operation	Total
2018
Revenues	$30,159	$-	$-	$-	$-	$-	$30,159
Net income (loss)	5,123	(18,353)	(8,542)	(12,664)	10,719	(27,491)	(51,208)

2017
Revenues	$-	$-	$-	$-	$-	$-	$-
Net income (loss)	-	(20,772)	-	(1,942)	9,825	(5,154)	(18,043)

	Total assets December 31,		Total liabilities December 31,
	2018	2017	2018	2017
Mesquite	$222,156	$-	$(158,821)	$-
Aurizona	321,223	233,804	(111,165)	(41,561)
Castle Mountain	134,843	136,395	(2,466)	(4,248)
Other	25,736	35,508	(240)	(90)
Corporate	49,721	42,133	(56,000)	(69,264)
Discontinued Operation	-	38,483	-	(5,483)
	$753,679	$486,323	$(328,692)	$(120,646)

The Company has only one revenue stream, being the sale of gold doré. All revenue is attributable to operations in the United States from Mesquite. Information about the Company’s non-current assets by jurisdiction is detailed below:
	December 31, 2018	December 31, 2017
Brazil	$294,343	$188,732
United States	283,304	139,475
Peru	-	31,578
Canada	19,800	25,357
Mexico	19,460	19,460
Other	452	452
	$617,359	$405,054
27. Supplemental cash flow information
During the years ended December 31, 2018 and 2017, the Company conducted the following non-cash investing and financing transactions:
	2018	2017
Shares, options, warrants and RSUs issued on acquisition of Aurizona (note 5(b))	$-	$76,817
Shares, options and warrants issued on acquisition of Castle Mountain (note 5(c))	-	179,391
Shares and warrants issued to settle debt (note 5(b) and 15(f))	15,504	22,639
Non-cash changes in accounts payable in relation to capital expenditures	17,379	3,702
Non-cash proceeds from disposition of discontinued operation	7,791	-
Shares issued in debt financing (note 15(c))	1,320	-
Consideration payable for acquisition of Mesquite (note 5(a))	9,063	-

51

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

28. Related party transactions
Related party expenses and balances
The Company’s Chairman, Ross Beaty, is a significant shareholder and considered a related party of the Company. During the year ended December 31, 2018, the Company issued 18.5 million common shares to Mr. Beaty to settle the $15.0 million debenture owned by Mr. Beaty (note 15(f)). In October 2018, Mr. Beaty invested $10.0 million in the Private Placements to purchase an additional 13,684,211 common shares (note 19(b)). At December 31, 2018, the total balance owed to Mr. Beaty was $12.2 million (2017 - nil), including accrued interest of $0.2 million related to the Company’s Standby Loan (note 15(e)).
Key management personnel compensation
The key management of the Company comprises executive and non-executive directors and members of executive management. The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:
	2018	2017
Salaries, directors’ fees and other short-term benefits	$2,690	$1,635
Share-based payments	2,078	963
Total key management personnel compensation	$4,768	$2,598
At December 31, 2018, $0.9 million (December 31, 2017 - $0.7 million) was owed by the Company to management for accrued salary and bonuses and the reimbursement of expenses.

29. Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as have sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity and loans and borrowings net of cash and cash equivalents. Capital, as defined above is summarized in the following table:

	December 31, 2018	December 31, 2017
Equity	$410,468	$357,546
Loans and borrowings	214,559	43,461

	625,027	401,007
Cash and cash equivalents	(60,822)	(62,958)
Total	$564,205	$338,049

The Company manages its capital structure and make adjustments to it as necessary. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company manages and makes adjustments to its capital structure in light of economic conditions. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

Pacific Road has certain non-dilution rights pursuant to an investment agreement dated May 7, 2015 whereby as long as Pacific Road holds at least 5% of Equinox Gold's common shares, Pacific Road has the right to maintain all or a portion of its ownership interest in the Company following any new issuance of Equinox Gold common shares.

52

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

30. Financial instrument risk exposure and risk management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.
(a) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, accounts receivable, amounts due from Serabi and Inca One and reclamation bonds. Credit risk exposure is limited through maintaining its cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. The carrying value of these financial assets totaling $90.9 million represents the maximum exposure to credit risk.

(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents. A summary of contractual maturities of financial liabilities is included in note 32.
(c) Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, marketable securities, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.
(i) Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and short-term deposits and interest paid on floating rate borrowings.

Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and capital expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and short-term deposits.

The Company is exposed to interest rate risk due to the floating rate interest on its Mesquite Acquisition Credit Facility, Sprott Facility and Aurizona Construction Facility. Interest on the Aurizona Construction Facility is capitalized as a borrowing cost and a change in interest rates would not impact net loss. A 10% change in interest rates at the reporting date for the Mesquite Acquisition Credit Facility and Sprott Facility would not have a material effect on net income or loss in the year.

(ii) Foreign currency risk
The Company’s functional currency is the US dollar. The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily the Brazilian Real and Canadian Dollar.

53

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

30. Financial instrument risk exposure and risk management (CONTINUED)
Financial assets and liabilities denominated in currencies other than the US dollar are as follows:
	December 31, 2018		December 31, 2017
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Brazilian reals	$19,810	$20,984	$31,402	$5,909
Canadian dollars	26,311	3,026	5,956	4,186
Peruvian sols	-	-	1,235	1,267
Chilean peso	-	-	37	18
Mexican peso	-	-	11	-
	$46,121	$24,010	$38,641	$11,380

Of the financial assets listed above, $19.8 million (December 31, 2017 - $31.2 million) represent cash and cash equivalents held in Brazilian reals and $25.8 million (December 31, 2017 - $6.0 million) represent cash and cash equivalents held in Canadian dollars. Minimal cash is held in other currencies.

At December 31, 2018, with other variables unchanged, a 10% strengthening of the US dollar against the above currencies would have decreased net income (loss) by the amounts shown below. A 10% weakening of the US dollar would have the opposite effect on net income (loss).

			2018	2017
Brazilian reals			$(107)	$2,318
Canadian dollar			2,117	161
Peruvian sol			-	(3)
Chilean peso			-	2
Mexican peso			-	1
At December 31, 2018, the Company has not entered into any contracts to manage foreign exchange risk.
(iii) Commodity price risk
Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A decline in the market prices for this precious metal could negatively impact the Company’s future operations. The Company has not hedged any of its gold sales.

31. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair values.

Level 1 - quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 - inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

As at December 31, 2018, marketable securities and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants are measured at fair value using Level 2 inputs. The fair value of the debenture, Mesquite Acquisition Credit Facility, Sprott Facility and Standby loan, for disclosure purposes, are determined using Level 2 inputs. The fair value of the Aurizona Construction Facility and production-linked liability are determined using Level 3 inputs. The carrying values of cash and cash equivalents, accounts receivable, reclamation bond, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.

54

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

31. Fair value measurements (continued)

The fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the traded warrants is measured based on the quoted market price of the warrants at each reporting date. The fair value of the non-traded warrants is determined using an option pricing formula (note 16).

The fair value of the debenture, Mesquite Acquisition Credit Facility, Sprott Facility and Standby Loan for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Aurizona Construction Facility was determined using the Hull White valuation model. Key inputs include: the US dollar swap curve, at-the-money swaption volatilities and the Company’s credit spread.

The fair value of the production-linked liability was determined using a discounted cash flow model. Key inputs to the model include the Aurizona production profile, the US dollar swaps curve and the Company’s credit spread.

There were no transfers between fair value levels during the year.
The following table provides the fair value of each classification of financial instrument as at December 31:
	2018	2017
Financial assets:
Loans and receivables:
Cash and cash equivalents	$60,822	$67,958
Restricted cash	15,596	-
Receivable from Serabi	10,909	14,995
Receivable from Inca One	7,629	-
Other receivables	514	2,518
Reclamation bonds included in other assets	253	253
Financial asset at FVTPL:
Marketable securities	1,782	3,327
Total financial assets	$97,505	$89,051

Financial liabilities at FVTPL:
Traded warrants	$9,730	$21,174
Non-traded warrants	9,131	16,610
Other:
Accounts payable and accrued liabilities	51,182	15,156
Debenture	17,746	29,959
Secured debt	-	836
Mesquite Acquisition Credit Facility	84,844	-
Sprott Facility	18,452	-
Aurizona Credit Facility	67,627	13,789
Standby Loan	12,000	-
Production-linked liability	5,024	4,441
Note payable	1,706	-
Total financial liabilities	$277,442	$101,965

55

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

32. Commitments and contingencies
At December 31, 2018, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings and accrued interest	$270,285	$70,605	$70,129	$65,437	$64,114	$-	$-
Accounts payable and accrued liabilities	51,182	51,182	-	-	-	-	-
Production-linked payments	6,000	1,673	2,132	2,195	-	-	-
Reclamation obligations(1)	31,823	396	1,565	3,234	5,980	4,240	16,408
Purchase commitments	25,402	22,001	3,075	118	105	103	-
Lease commitments	306	196	110	-	-	-	-
(1) Amount represents undiscounted future cash flows.

In March 2018, the Company awarded a mining contract for Aurizona. The contract has a commitment value estimated at approximately $40 million per annum through September 2025. If the contract is terminated earlier, the Company is subject to a penalty on a sliding scale ranging from 20% to 2% of the balance of the remaining contract value. Included in purchase commitments due within one year are Aurizona construction-related purchase commitments totaling $16.8 million.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its condensed consolidated interim financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At December 31, 2018, the Company recorded a legal provision for these items totaling $2.9 million which is included in other long-term liabilities.
The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At December 31, 2018, the Company has recorded restricted cash of $7.5 million in relation to insurance bond for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
56

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2018 and 2017

32. Commitments and contingencies (continued)
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. A provision for $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

57